[redacted]

14041779

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED NOV 03 2014 Wash., D.C. 191

SEC FILE NUMBER
8-41760

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/13 (MM/DD/YY) AND ENDING 08/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **WESTHOFF, CONE & HOLMSTEDT**
A California corporation

OFFICIAL USE ONLY
25502
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1777 Botelho Drive, Suite 345
(No. and Street)

Walnut Creek	**CA**	**94596**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Holmstedt **(925) 472-8740**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2977 Ygnacio Valley Road #460	**Walnut Creek**	**CA**	**94598**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 11/4/14

TG 11/4/14

OATH OR AFFIRMATION

I, **Mark A. Holmstedt**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Westhoff, Cone & Holmstedt**, as of **August 31**, 20**14**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS.

Signature

Treasurer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of Contra Costa

Subscribed and sworn (or affirmed) before me on this 28 **day of** Oct. **,20**14 **by** Mark Holmstedt **proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.**

Signature Mayra Reyes-Lozano

MAYRA REYES-LOZANO
COMM. #2062012
NOTARY PUBLIC • CALIFORNIA
CONTRA COSTA
Commission Expires MAR 22, 2018

TO THE COMMISSIONER OF THE DEPARTMENT OF BUSINESS OVERSIGHT
OF
THE STATE OF CALIFORNIA
AND
FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA)

VERIFICATION FORM PURSUANT TO
RULES 260.241.2(b) and 350.535(b) – CALIFORNIA
AND
SEC RULE 17A-5 - FINRA

(Executed Within the State of California)

I, Mark A. Holmstedt, certify under penalty of perjury, that I have read the foregoing and annexed financial report and supporting schedules and know the contents thereof; that the same are true and correct to my best knowledge and belief; and that neither the license nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this 28TH day of OCTOBER, 2014
at Walnut Creek, California.

Mark A. Holmstedt
Treasurer
Westhoff, Cone & Holmstedt

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

WESTHOFF, CONE & HOLMSTEDT

Financial Statements and Supplementary Information

Year Ended August 31, 2014

With Independent Auditors' Report Thereon

professional. personalized. service.

WESTHOFF, CONE & HOLMSTEDT
(A California Corporation)

Financial Statements and Supplementary Information
Year Ended August 31, 2014

TABLE OF CONTENTS

	Page No.
Report of Independent Registered Public Accounting Firm	1-2
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Stockholders' Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7-10
Supplemental Information:	
Schedule 1 - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	11
Report of Independent Registered Public Accounting Firm	12
Exemption Report Pursuant to SEC Rule 17A-5	13
Independent Accountants' Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)	14 -15
Schedule of Assessment and Payment (Form SIPC-7)	16 -17

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 230
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Westhoff, Cone & Holmstedt, Inc.
Walnut Creek, California

We have audited the accompanying financial statements of Westhoff, Cone & Holmstedt. (the Company), which comprise the statement of financial condition as of August 31, 2014, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Company management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Westhoff, Cone & Holmstedt as of August 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental schedule (Schedule I) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of company management. Our audit procedures including determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is

presented in conformity with Rule 17a-5 of the Securities and Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
September 27, 2014

WESTHOFF, CONE HOLMSTEDT
(A California Corporation)
Statement of Financial Condition
August 31, 2014

ASSETS

ASSETS:	
Cash and cash equivalents	$ 680,487
Receivable from clearing broker-dealer	10,000
Remarketing fees receivable	186,038
Underwriting fees receivable	55,957
Prepaid income taxes	6,233
Prepaid expenses and deposits	6,537
Furniture and equipment, net of accumulated depreciation of $15,928	33,290
TOTAL ASSETS	$ 978,542

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accounts payable and accrued liabilities	$ 740,748
Deferred income tax liability	7,453
Total liabilities	748,201
SHAREHOLDERS' EQUITY:	
Common stock - no par value; authorized 100,000 shares; issued and outstanding, 27,735 shares	27,735
Retained earnings	202,606
Total shareholders' equity	230,341
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 978,542

The accompanying notes are an integral part of these financial statements.

WESTHOFF, CONE HOLMSTEDT
(A California Corporation)
Statement of Operations
Year Ended August 31, 2014

REVENUES:	
Underwriting	$ 2,932,519
Remarketing fees	938,165
Interest	4
Other	17,500
Total revenues	3,888,188
OPERATING EXPENSES:	
Compensation and benefits	2,991,283
Commissions paid to other broker-dealers	1,898
Communications	49,801
Occupancy	130,514
Promotional	163,833
Regulatory fees	20,183
Professional services and other	99,179
Deal expenses	415,240
Total operating expenses	3,871,931
INCOME BEFORE INCOME TAXES	16,257
INCOME TAX EXPENSE:	
State	2,850
Federal	4,400
Total income tax expense	7,250
NET INCOME	$ 9,007

The accompanying notes are an integral part of these financial statements.

WESTHOFF, CONE HOLMSTEDT
(A California Corporation)
Statement of Changes in Stockholders' Equity
Year Ended August 31, 2014

	Common Stock		Retained	
	# Shares	Amount	Earnings	Total
BALANCES, BEGINNING OF YEAR	27,735	$ 27,735	$ 193,599	$ 221,334
NET INCOME	-	-	9,007	$ 9,007
BALANCES, END OF YEAR	27,735	$ 27,735	$ 202,606	$ 230,341

The accompanying notes are an integral part of these financial statements.

WESTHOFF, CONE HOLMSTEDT
(A California Corporation)
Statement of Cash Flows
Year Ended August 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 9,007
Adjustments to reconcile net income to cash provided by operating activities:	
Depreciation	5,960
Changes in operating accounts:	
Receivables	81,463
Prepaids and deposits	(1,383)
Accounts payable and accrued liabilities	247,447
Deferred taxes	(1,800)
Net cash used in operating activities	340,694
CASH FLOWS FROM INVESTING ACTIVITIES - Purchases of furniture and equipment	(30,952)
NET INCREASE IN CASH AND CASH EQUIVALENTS	309,742
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	370,745
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 680,487
SUPPLEMENTARY CASH FLOW INFORMATION:	
Income taxes paid	$ 8,000

The accompanying notes are an integral part of these financial statements.

1. THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

The Company
Westhoff, Cone & Holmstedt (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides public finance services, primarily underwriting, placement, and remarketing of municipal securities, as well as financial advisory services. Securities underwritten by the Company clear through a third-party broker on a "fully-disclosed" basis.

Basis of Presentation
The financial statements are prepared on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
The Company has financial instruments whereby the fair market value of the instruments could be different than that recorded on a historical basis on the accompanying balance sheets. The financial statements consist of cash and cash equivalents; receivables; prepaid expenses; accounts payable and accrued expenses. The carrying value of the company's financial instruments generally approximate their fair values at August 31, 2014 due to the short maturity of these financial instruments.

Cash and Cash Equivalents
The Company considers all highly liquid investments, which are readily convertible into known amounts of cash and have an original maturity of three months or less to be cash equivalents.

Receivables
Accounts receivable are reflected at estimated net realizable value.

Furniture, fixtures, and Equipment
Furniture, fixtures, and equipment with a cost in excess of $3,000 are capitalized and recorded at cost. Normal repairs and maintenance are expensed as incurred.

Depreciation and amortization is provided on a straight-line basis using over estimated useful lives as follows:

Computers and equipment	5 years
Furniture	7 years
Leasehold improvements	Useful life of the improvement or life of the lease

Revenue Recognition
Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking fees are recorded on offering date, sales concessions on settlement date, and underwriting or placement fees at the time the underwriting or placement is completed and the income is reasonably determinable.

Remarketing fees are billed quarterly and based on a percentage of the fair value of variable-rate, municipal bonds remarketed, net of fees paid to the distributor.

Income Taxes
The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of the reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Advertising
Advertising costs are expensed as incurred. Total advertising expense for the year ended August 31, 2014 was $3,966.

2. INCOME TAXES

The following is a summary of the income taxes for the year ended August 31, 2014:

	State	Federal	Tax Provision
Net income before taxes	$ 16,257	$ 16,257	
Adjustments:			
50% meals and Entertainment limitation	15,817	15,817	
Depreciation	(19,040)	(24,993)	
California taxes	-	(2,979)	
Taxable income	13,034	4,102	
Estimated tax due currently	1,152	615	$ 1,767
Taxes paid	(3,100)	(4,900)	
Prepaid income taxes at year end	$ 1,948	$ 4,285	
Increase in deferred tax liability	1,698	3,785	5,483
Tax provision	$ 2,850	$ 4,400	$ 7,250

3. NET CAPITAL REQUIREMENTS

As a registered broker and dealer in securities, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was 4 to 1 at August 31, 2014. Aggregate indebtedness and net capital change from day to day. However, the ratio is not to exceed 15 to 1.

As of August 31, 2014, the Company had net capital as defined of $184,281, which is $84,281 in excess of the minimum capital requirement.

4. EXEMPTION FROM RULE 15C3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it places securities transactions on a "fully-disclosed" basis with clearing broker-dealers and carries no margin accounts, promptly transmits all customer funds, delivers all customer securities and will not otherwise hold funds or securities of customers.

5. LEASE COMMITMENTS

The Company entered in a lease agreement for office space for a 62 month term commencing December 15, 2013. Due to an initial free rent period provided by the lease, total lease payments are straight-lined over the lease term to determine an effective monthly rent expense. As such, as of August 31, 2014, there is a deferred rent liability of $12,417, included within accounts payable in the accompanying financial statements. In addition, the Company has one equipment lease.

Lease commitments for the following five fiscal years are as follows:

Fiscal Year August 31	Minimum Obligation
2015	$ 73,356
2016	74,809
2017	76,262
2018	77,714
2019	39,220

Rent expense for the year ended August 31, 2014 was $88,592.

6. CONCENTRATION OF CREDIT RISK

The Company maintains its cash and cash equivalents in various bank deposit accounts and brokerage accounts, which, at times, may exceed federally insured limits. The organization has not experienced any losses in such accounts.

In accordance with generally accepted accounting principles, fair values of cash investments and deposits are entirely categorized as level 1 (quoted prices in active markets).

7. PENSION PLAN

In 2002, the Company established a defined contribution pension and profit sharing and salary deferral plan. The Company may make a discretionary contribution to the plan. Eligible employees of the Company may also elect to participate in a salary tax deferral plan. For the year ended August 31, 2014, $98,529 was included in expense for the profit-sharing plan.

8. SUBSEQUENT EVENTS

Management has evaluated subsequent events through October 27, 2014, the date on which the financial statements were available to be issued. No events were noted that required additional disclosure.

WESTHOFF, CONE HOLMSTEDT
(A California Corporation)
Schedule 1 - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
August 31, 2014

Shareholders' equity	$ 230,341	
Non-allowable assets and charges against net capital:		
Prepaid income taxes	6,233	
Prepaids and deposits	6,537	
Furniture and equipment	33,290	
	46,060	
Net capital, as defined	184,281	(A)
Minimum requirement of net capital	100,000	
Excess of net capital over requirement	$ 84,281	
Aggregate indebtedness:		
Total liabilities, net of deferred tax liability	$ 740,748	(B)
Percentage of aggregate indebtedness to net capital (B/A)	401.97%	

Reconciliation of computation of net capital from FOCUS Part II (A) as submitted by Company to the supplemental schedule (Schedule I) above:

	Net Capital	Aggregate Indebtedness	Percentage
Amounts originally submitted by Company	$ 184,282	$ 740,747	401.97%
No adjustments	-	-	
Net capital, as adjusted	$ 184,282	$ 740,747	401.97%

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 230
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Westhoff, Cone & Holmstedt
Walnut Creek, California

We have reviewed management's statements included in the accompanying Exemption Report, in which (1) Westhoff, Cone & Holmstedt (the Company) identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. Company management is responsible for compliance with the identified exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) 2(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
October 27, 2014

EXEMPTION REPORT PURSUANT TO SEC RULE 17A-5

Westhoff, Cone & Holmstedt claims an exemption from 17 C.F.R. § 240.15c3-3 pursuant to section (k)(2)(ii) of that rule.

Westhoff, Cone & Holmsted met the exemption provisions identified above throughout the year ended August 31, 2014 without exception.

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENTS AND PAYMENTS

To the Board of Directors
Westhoff, Cone & Holmstedt
Walnut Creek, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended August 31, 2014, which were agreed to by Westhoff, Cone & Holmstedt (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., (FINRA) and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management of Westhoff, Cone & Holmstedt is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended August 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended August 31, 2014, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be an expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION

Walnut Creek, CA
October 27, 2014

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended August 31, 2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-041760 FINRA AUG 11/9/1989
WESTHOFF CONE & HOLMSTEDT
1777 BOTELHO DR STE 345
WALNUT CREEK, CA 94596-5041

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Stephen Kinkade (415)225-0488

2. A. General Assessment (item 2e from page 2) $ 8,836
   B. Less payment made with SIPC-6 filed (exclude interest) (3,526)
   3/27/14
   Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 5,310
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 5,310
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 5,310
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Westhoff Cone & Holmstedt
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 20th day of October, 2014.

Financial Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Sep 1, 2013
and ending Aug 31, 2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,888,188
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	347,420
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	6,432
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	353,852
2d. SIPC Net Operating Revenues	$ 3,534,336
2e. General Assessment @ .0025	$ 8,836
	(to page 1, line 2.A.)